Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

			For the fiscal years ended September 30,
	2008	2007	2006	2005	2004
	(in thousands, except ratios)
Income from continuing operations before minority interests	$146,531	$171,898	$154,350	$22,925	$102,869
Fixed charges	128,861	126,975	123,553	116,134	109,569
Amortization of capitalized interest	1,287	1,945	3,186	3,276	3,276
Capitalized interest	(6,548)	(1,673)	(1,180)	(21)	—
Minority interests	2,729	648	420	514	18

Earnings	$272,860	$299,793	$280,329	$142,828	$215,732

Interest expense, net of capitalized interest	$88,962	$90,528	$87,952	$84,905	$73,049
Capitalized interest	6,548	1,673	1,180	21	—
Amortization of debt issuance costs	4,831	3,835	2,976	3,106	5,921
Interest portion of rental expense(1)	1,435	1,145	738	636	660
Accretion of discount to the relinquishment liability	27,085	29,794	30,707	27,466	29,939

Total fixed charges	$128,861	$126,975	$123,553	$116,134	$109,569

Ratio of earnings to fixed charges	2.12	2.36	2.27	1.23	1.97
(1)	A 10.0% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.